UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

ALTRIA GROUP, INC.
(Exact name of the registrant as specified in its charter)

Virginia	1-08940	13-3260245
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

6601 West Broad Street, Richmond, Virginia	23230
(Address of principal executive offices)	(Zip Code)

(Name and telephone number, including area code,
of the person to contact in connection with this report.): W. Hildebrandt Surgner, Jr. (804) 274-2200

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p‑1 under the Securities Exchange Act (17 CFR 240.13p‑1) for the reporting period from January 1 to December 31, 2014.

Item 1.01    Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure
Altria Group, Inc. is a holding company that conducts business through its wholly-owned subsidiary operating companies and services companies that support its operating companies. References to “Altria” in this filing refer to Altria Group, Inc. and its subsidiary operating companies and services companies, unless otherwise specified or otherwise required.

The United States Securities and Exchange Commission (the “SEC”) requires registrants that manufacture or contract to manufacture products containing conflict minerals (defined as columbite-tantalite (coltan), cassiterite, gold, wolframite, or their derivatives, which are limited to tantalum, tin, and tungsten) necessary to the functionality or production of those products to file a Form SD. During the 2014 calendar year (the “Reporting Period”), Nu Mark LLC (“Nu Mark”), an Altria operating company, sold an e-vapor device and related cartridges, battery assemblies and chargers under the MarkTen brand name (collectively, the “MarkTen products”). Nu Mark contracted with third parties for the manufacture of the MarkTen products. This filing is being made because Altria determined that the MarkTen products sold during the Reporting Period contained small amounts of tin and gold necessary to their functionality or production.

Based on its reasonable country of origin inquiry (“RCOI”), Altria has no reason to believe that the tin and gold contained in the MarkTen products originated in the Democratic Republic of the Congo or an adjoining country.

Description of Altria’s RCOI

Altria began investigating the uses of conflict minerals in its products in 2012, and has periodically updated its processes to reflect evolving industry best practices and changes to its products and supply chains. Altria’s relevant business functions worked together to create a process for (i) conducting its RCOI regarding the use of conflict minerals in Altria operating companies’ products and (ii) preparing the required disclosures and, to the extent necessary, reports. Using information on the composition of Altria operating companies’ products prepared by the appropriate business functions, Altria determined that Nu Mark’s MarkTen products contain a small amount of tin and gold.

Altria provided to the direct suppliers of the MarkTen products sold during the Reporting Period (i) a notice letter describing the requirements of the conflict minerals disclosure rules and Altria’s reporting obligations and (ii) an annual certification form regarding the source of the conflict minerals in the materials supplied by the direct suppliers. Altria worked with the direct suppliers to identify and trace the supply chain of each component of the MarkTen products that contained tin or gold necessary to its functionality or production. The direct suppliers contacted each of their sub-suppliers throughout their respective supply chains regarding the source of such minerals in the components that they supply and requested an equivalent sourcing certification. The direct suppliers followed this process to (i) identify the location of the smelter or refiner or (ii) confirm that the smelter or refiner was certified conflict-free by the Electronic Industry Citizenship Coalition-Global e-Sustainability Initiative (EICC-GeSI). The direct suppliers obtained certifications from each of the next level (and in some cases, lower level) sub-suppliers confirming that the tin and gold in the components supplied during the Reporting Period did not originate in the Democratic Republic of the Congo or an adjoining country. These certifications were supported by reporting from the relevant sub-suppliers. In most cases the sub-suppliers submitted reports on the EICC-GeSI Conflict Minerals Reporting Template. When a report warranted clarification or confirmation, Altria contacted the relevant direct supplier to clarify or confirm the direct supplier’s or sub-supplier’s information and responses.

Based on the results of its inquiries and the certifications and reports from the sub-suppliers, the direct suppliers certified to Altria that during the Reporting Period none of the tin or gold necessary to the functionality or production of the MarkTen products supplied by the direct suppliers originated in the Democratic Republic of the Congo or an adjoining country. Altria has no reason to believe that the representations made by the direct suppliers and the sub-suppliers in their respective certifications are untrue given the facts and circumstances surrounding those representations, and Altria has not identified any applicable warning signs or other circumstances indicating that the tin or gold may have originated in the Democratic Republic of the Congo or an adjoining country. Accordingly, Altria has no reason to believe that the tin or gold used in the MarkTen products sold during the Reporting Period originated in the Democratic Republic of the Congo or an adjoining country.

The information contained in this Form SD is available free of charge on Altria’s website at www.altria.com/secfilings. The information contained in, and that can be accessed through, the respective websites of Altria and its subsidiaries is not, and shall not be deemed to be, a part of this Form SD or incorporated into any other filings Altria makes with the SEC.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

ALTRIA GROUP, INC.

By:	/s/ Ivan S. Feldman
Name:	Ivan S. Feldman
Title:	Vice President and Controller

May 20, 2015

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